

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Jeffrey J. Flood
President, Treasurer, Secretary and Director
Oak Ridge Micro-Energy, Inc.
3046 E. Brighton Place
Salt Lake City, Utah 84121

      Re: **Oak Ridge Micro-Energy, Inc.**
               Amendment No. 3 to Form 8-K
               Filed December 31, 2012
               File No. 000-50032

Dear Mr. Flood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

REDD – Reduced Emissions from forest Degradation and deforestation, page 5

1.   We note your disclosure that "REDD is a financial and carbon trading mechanism." Please disclose who is developing this mechanism and the nature of the funding for the program, if any. Please explain if this mechanism is the United Nations REDD Programme or a different program.

2.   We note your disclosure in the last sentence on page 5 that reserved credits are intermittently released, approximately every five years. Please explain if you can trade credits before they are released and the requirements that need to be met before credits for your projects would be released and the approximate timing of when you would derive revenue from any released credits.

General Risks, page 9

3.   Your disclosure in the last sentence of this section indicates that you will split the proceeds of carbon credit sales with the forest owner. Please explain how the proceeds will be divided between you, the forest owner and any other entities who are entitled to proceeds from the credit sales.

REDD Carbon Credit Fraud Risks, page 9

4.   Please describe the types of fraud that may be involved in the REDD trading scheme.

Business, page 10

5.   We note your disclosure that your fully packaged cells are .62 mm thick. Since you have only recently acquired manufacturing equipment and have no inventory as of the date of your most recent balance sheet, please tell us the basis for this disclosure. For example, do you have a prototypes or cells manufactured by third parties? Please also explain the basis for your disclosure on page 14 that your "improvements to [y]our patented and proprietary thin-film battery portfolio has readied [y]our technology for manufacturing and product integration into many applications."

6.   We note your disclosure in the first full paragraph on page 12. It is unclear how the acquisition of Carbon Strategic enabled you to fund your $350,000 and $400,000 purchases of equipment from Planar. Please revise your disclosure to explain where these amounts came from.

Competitive Business Conditions, page 14

7.   It appears that you have limited your discussion of your competitors to those who are using the Department of Energy's ORNL technology, and have not mentioned competitors with independent proprietary thin film battery technology. If you will face competition from competitors with thin-film batteries that do not rely on ORNL technology, please add those competitors to your disclosure.

Emerging Growth Company, page 15

8.   It appears that you have completed a first sale of equity securities on or before December 8, 2011. We note, for example, the Form S-8 that you filed on March 24, 2006. See Question (2) of the Jumpstart Our Business Startups Act Frequently Asked Questions on our web site at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please provide us with your analysis as to why you qualify as an emerging growth company or revise your disclosure as appropriate.

Item 9.01 Financial Statements and Exhibits, page 32

9.   We note from the Form 10-K filed on April 16, 2012 that the financial statements of Oak
        Ridge Micro-Energy, Inc. as of and for the years ended December 31, 2011 and 2010
        were audited by Mantyla McReynolds, LLC and the financial statements of Carbon
        Strategic PTE. LTD. included in this filing were audited by D. Arumugam & Co. As
        such, it appears as though the transaction described on pages 2 through 3 and throughout
        the filing resulted in a change of accountant that would require disclosure under
        Item 4.01 of Form 8-K. Please advise or revise.

Financial Statements for the Fiscal Years Ended June 30, 2012 and 2011 and for the Period from
Inception Through June 30, 2012, page 32

Table of Contents, page 33

10.   Please revise your table of contents to appropriately reference the page numbers within
        the filing.

Independent Auditor's Report to the Members of Carbon Strategic PTE. LTD., page 34

11.   We note here and on pages 36 through 37 that your independent auditor did not conduct
        its audits in accordance with U.S. generally accepted auditing standards. Please amend
        your filing to include independent auditor's reports that were conducted in accordance
        with U.S. generally accepted auditing standards. Additionally, the revised audit reports
        should include representations that the audits were conducted in accordance with U.S.
        generally accepted auditing standards. Refer to the guidance in Rule 2-02(b) of
        Regulation S-X.

12.   As a related matter, we note that the opinion paragraph of your independent auditor's
        reports do not cover the cumulative period from date of inception through June 30,
        2012. Please advise or revise.

13.   Additionally, we note that the independent auditor's reports do not opine on the financial
        statements included in the Form 8-K. The auditor's reports reference the statements of
        comprehensive income and the statements of changes in equity for the years ended
        June 30, 2012 and 2011. However, this contrasts with the Carbon Strategic PTE. LTD.
        statements of operations and statements of stockholder's deficit included in the
        Form 8-K. Please advise or revise.

Notes to the Financial Statements, page 42

14.   Please revise your filing to explain when your operations first began (i.e. date of
        inception) and to clearly label your date of inception on the face of your financial
        statements, as applicable.

Note 2. Summary of Significant Accounting Policies, page 42

-(a) Basis of Preparation, page 42

15.   We note your disclosures here that your accounting and reporting policies conform to generally accepted accounting principles and practices. We further note on page 27 your disclosure that these financial statements were prepared in accordance with US GAAP accounting standards. We finally note on pages 34 through 37 that your independent auditor's reports refer to your financial statements being prepared under the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards. Please revise your filing to clearly disclose the comprehensive body of accounting principles that your financial statements are presented under for all reporting periods.

16.   Notwithstanding the comment issued above, it appears that your financial statements are prepared according to a comprehensive body of accounting principles other than those generally accepted in the United States or IFRS as issued by the IASB. Please revise your filing to include an audited U.S. GAAP to your home country GAAP reconciliation and the disclosures required by Item 17(c) of Form 20-F. Refer to the guidance in Rule 3-05(c) of Regulation S-X and Item 17(c) of Form 20-F.

17.   Please tell us and revise your filing to explain how you determined that your functional and reporting currency is the Australian Dollar. Cite the accounting literature relied upon and how you applied it to your situation.

Note 7. Subsequent Events, page 46

18.   We note your disclosures here, on pages 2 through 3, and throughout the filing related to the merger transaction that occurred on October 8, 2012 with Oak Ridge Micro-Energy, Inc. Please tell us and revise your filing to clearly explain how you are accounting for this transaction pursuant to US GAAP. Within your amended disclosure, please explain if you are accounting for this transaction as a reverse merger or as a recapitalization. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in Topic 805 of the FASB Accounting Standard Codification.

19.   Further to the above, we note from page 2 that you entered into various other agreements as part of the merger transaction. Please tell us and revise your filing to explain to us in more detail the terms of these agreements and how you are accounting for these agreements pursuant to U.S. GAAP. Cite the accounting literature relied upon and how you applied it to your situation.

Interim Condensed Financial Statements, page 47

General

20.   We note from your correspondence dated December 31, 2012 that the Carbon Strategic financial statements for the quarterly periods ended September, 30, 2012, and 2011 were prepared by your auditors. Please explain to us why your independent auditors prepared your financial statements and how this is not a conflict of independence taking into consideration their responsibilities under U.S. generally accepted auditing standards. Refer to Rule 2-01 of Regulation S-X.

21.   We note from page 27 that you refer to these unaudited financial statements for the quarter ended September 30, 2012 as being "reviewed." Please revise your filing to include the independent auditors' review report for these interim financial statements. Refer to the guidance in Rule 10-01(d) of Regulation S-X.

22.   As applicable, please revise your unaudited financial statements and related footnotes to also address the comments issued in connection with your annual audited financial statements.

-Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2011 and September 30, 2011, page 53

23.   Please revise your filing to remove the pro forma balance sheet that combines Carbon Strategic PTE LTD.'s balance sheet as of June 30, 2012 with Oak Ridge Micro-Energy, Inc.'s balance sheet as of December 31, 2011. Refer to the guidance in Rule 11-02(c)(1) of Regulation S-X.

-Unaudited Pro Forma Condensed Combined Balance Sheets as of September 30, 2012, page 55

24.   Since it appears that Carbon Strategic PTE LTD.'s financial statements presented on pages 32 through 52 were prepared according to a comprehensive body of accounting principles other than U.S. GAAP, please convert Carbon Strategic PTE LTD.'s historical financial statements included here and on page 57 to U.S. GAAP to be included within the condensed pro forma financial statements. In this regard, please revise your notes to the pro forma condensed financial statements to explain that you have converted these financial statements to U.S. GAAP.

25.   Please revise your filing to explain how you conformed Carbon Strategic PTE LTD.'s historical statement of operations for the nine months ended September 30, 2012 to Oak Ridge Micro-Energy, Inc.'s statement of operations for the nine months ended September 30, 2012 since Oak Ridge Micro-Energy's fiscal year end differs by more than 93 days. Refer to the guidance in Rule 11-02(C)(3) of Regulation S-X.

-Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended September 30, 2012, page 56

26.   Please revise your filing to remove the pro forma combined statement of operations that combines Carbon Strategic PTE LTD.'s statement of operations for the three months ended September 30, 2012 with Oak Ridge Micro-Energy, Inc.'s statement of operations for the three months ended September 30, 2012. Refer to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X.

-Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2012 and Oak Ridge Micro-Energy, Inc. for the Year Ended December 31, 2011, page 57

27.   We note that you have provided the Carbon Strategic PTE Ltd.'s historical statement of operations for the year ended June 30, 2012 and Oak Ridge Micro-Energy, Inc.'s historical statement of operations for the year ended December 31, 2011 in the preparation and presentation of this annual pro forma statement of operations. Since the most recent fiscal year end of Carbon Strategic PTE Ltd.'s historical financial statements differs from Oak Ridge Micro-Energy, Inc.'s historical financial statements, which is the registrant, by more than 93 days, you should conform Carbon Strategic PTE Ltd.'s historical statement of operations to be within 93 days of the registrant's most recent fiscal year end, if practical. Refer to the guidance in Rule 11-02(c)(3) of Regulation S-X. In this regard, please also revise your notes on page 58 to explain how you conformed these financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 58

28.   Please revise your filing to include an introductory paragraph which briefly sets forth a description of (i) the transaction, (ii) the entities involved, (iii) the accounting for the transaction, and (iv) the periods for which the pro forma information is presented. Refer to the guidance in Rule 11-02(b)(2) of Regulation S-X.

29.   Further to the above, please revise your filing to explain if the pro forma adjustments related to the pro forma statement of operations were computed assuming the transaction was consummated at the beginning of the fiscal year presented and the pro forma adjustments for the combined balance sheets were computed assuming the transaction was consummated at the end of the most recent period for which you included a pro forma balance sheet. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

30.   Please revise your filing to explain how you converted the Carbon Strategic PTE Ltd.'s historical financial statements presented on pages 53 through 57 from Australian Dollars to U.S. Dollars within the presentation and preparation of the pro forma condensed financial statements.

31.   Reference is made to adjustments (a)-(c). Please revise your filing to explain in more detail the basis for the adjustments to the stockholders' equity section. Explain how these adjustments properly reflect the accounting for this transaction.

32.   Reference is made to adjustment (a). Please revise your filing to explain to us in more detail why you are eliminating Oak Ridge Micro-Energy, Inc.'s account payable and related party debt. Within your discussion, please explain to us if these liabilities were paid off in cash as part-of the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

                                                Sincerely,

                                                /s/ Tim Buchmiller for

                                                Amanda Ravitz
                                                Assistant Director

cc (via e-mail): Leonard Burningham, Esq.